333-13886

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
KABUSHIKI KAISHA ADVANTEST
(Exact name of issuer of deposited securities as specified in its charter)
Advantest Corporation
(Translation of issuer's name into English)
Japan
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 552-2944
(Address, including zip code, and telephone number of depositary's principal offices)
Advantest America Corporation (Holding Co.)
3201 Scott Boulevard
Santa Clara, California 95054
(408) 988-7700
Attention: Accounting and Finance Department
(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.	Masahisa Ikeda, Esq.
Ziegler, Ziegler & Associates LLP	Shearman & Sterling
570 Lexington Avenue, 44th Floor	Fukoku Seimei Building, Fifth Floor
New York, New York 10022	2-2-2 Uchisaiwaicho, Chiyoda-ku Tokyo 100-0001
(212) 319-7600	Japan
81-3-5251-0232
It is proposed that this filing become effective under Rule 466
 ☒ immediately upon filing  ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Common Stock of Advantest Corporation	N/A	N/A	N/A	N/A
(1)Each unit represents 100 American Depositary Shares.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of
	Item Number		ADR Filed Herewith
	and Caption		as Prospectus

1.	Name of depositary and		Face, introductory paragraph
	address of its principal		and final sentence on face.
executive office

2.	Title of ADR and identity		Face, top center and
	of deposited securities		introductory paragraph

Terms of Deposit

	(i)	The amount of deposited	Face, upper right corner
		securities represented by	and introductory
		one unit of ADRs	paragraph

	(ii)	The procedure for voting,	Reverse, paragraph (12)
if any, the deposited
securities

	(iii)	The collection and	Face, paragraphs (4), (5) and
		distribution of dividends	(7); Reverse, paragraph (10)
	(iv)	The transmission of	Face, paragraphs (3) and (8);
		notices, reports and	Reverse, paragraph (12)
proxy soliciting material

	(v)	The sale or exercise of	Face, paragraphs (4) and (5);
		rights	Reverse, paragraph (10)

	(vi)	The deposit or sale of	Face, paragraphs (4) and (5);
		securities resulting from	Reverse, paragraphs (10) and
		dividends, splits or plans	(13)
of reorganization
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(vii)	Amendment, extension or	Reverse, paragraphs (16)
	termination of the deposit	and (17) (no provision
	agreement	for extension)
Location in Form of
Item Number		ADR Filed Herewith
and Caption		as Prospectus

(viii)	Rights of holders of ADRs	Face, paragraph (3)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
	to deposit or withdraw the	(4) and (5)
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (14)
of the Depositary and/or the
Company

3.	Description of all fees and	Face, paragraph (7)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION
Location in Form of
Item Number		ADR Filed
and Caption		Herewith as Prospectus
2(b)
Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Face, paragraph (8)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)  Form of Deposit Agreement dated as of September 14, 2001 among Advantest Corporation, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2).  Form of Amendment No. 1 to Deposit Agreement. Filed herewith as Exhibit (a)(2)

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of Ziegler, Ziegler & Altman LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e)  Certification under Rule 466. - Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 12, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By: /s/Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Advantest Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2006.

ADVANTEST CORPORATION

By: /s/Toshio Maruyama
Name: Toshio Maruyama
Title: Representative Board Director,
President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on September 12, 2006.

Name	Title

/s/Shimpei Takeshita*	Chairman of the Board
Shimpei Takeshita

/s/Toshio Maruyama*	Representative Board Director, President
Toshio Maruyama	and CEO

/s/Hiroshi Oura*	Director and Senior Executive AdvisorHiroshi Oura
Hiroshi Oura

Director
Naoyuki Akikusa

Director
Yasushige Hagio

/s/Junji Nishiura*	Director and Senior Executive Officer
Junji Nishiura

/s/Hiroji Agata*	Director and Senior Executive Officer
Hiroji Agata

/s/Takashi Tokuno*	Director and Senior Executive Officer
Takashi Tokuno

/s/Hitoshi Owada	Director and Managing Executive Officer
Hitoshi Owada	(Principal Financial & Accounting Officer)

/s/Amy Gold*	Authorized Representative in
Amy Gold	the United States

*
By:/s/Hitoshi Owada
Name: Hitoshi Owada
Power of Attorney